UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                   (Amendment No. 1 to Schedule 13D)

                            TYCO TOYS, INC.
-------------------------------------------------------------------
                           (Name of Issuer)

                             Common Stock
 -------------------------------------------------------------------
                    (Title of Class of Securities)

                               90212810
 -------------------------------------------------------------------

                            (CUSIP Number)

                                             With a copy to:

          Jonathan Kagan                 Timothy G. Massad, Esq.
     Corporate Advisors, L.P.            Cravath, Swaine & Moore
      One Rockefeller Plaza                 825 Eighth Avenue
     New York, New York 10020             New York, N.Y. 10019
           212-632-6253                       212-474-1154

 -------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)


                           November 17, 1996
 -------------------------------------------------------------------

        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    90212810            13D             Page 2 of 83 Pages


------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Corporate Partners, L.P.

------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                               (b)  [X]

------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            OO
------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2 (d) OR 2(e)                               [ ]

------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------------

  NUMBER OF     7    SOLE VOTING POWER
    SHARES                 -0-
 BENEFICIALLY  ---------------------------------------------------------
   OWNED BY
    EACH        8    SHARED VOTING POWER
  REPORTING                -0-
 PERSON WITH   ---------------------------------------------------------

                9    SOLE DISPOSITIVE POWER
                           -0-
               ---------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           -0-
------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,789,785 shares of Common Stock, assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P.
------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*


------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.09%, assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P.
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    90212810            13D             Page 3 of 83 Pages


------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Corporate Offshore Partners, L.P.

------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                               (b)  [X]

------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            OO
------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2 (d) OR 2(e)                               [ ]

------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda
------------------------------------------------------------------------

  NUMBER OF     7    SOLE VOTING POWER
    SHARES                 -0-
 BENEFICIALLY ---------------------------------------------------------
   OWNED BY     8    SHARED VOTING POWER
    EACH                   -0-
  REPORTING   ---------------------------------------------------------
 PERSON WITH    9    SOLE DISPOSITIVE POWER
                           -0-
               ---------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           -0-
------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         341,145 shares of Common Stock assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Offshore Partners, L.P. (See Item 5).
------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*  [ ]


------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.97%, assuming conversion of all shares of convertible
         preferred stock beneficially owned by Corporate Offshore
         Partners, L.P.
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     90212810           13D             Page 4 of 83 Pages


------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            State Board of Administration of Florida

------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                               (b)  [X]

------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            OO
------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2 (d) OR 2(e)                               [ ]

------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
------------------------------------------------------------------------

  NUMBER OF     7    SOLE VOTING POWER
    SHARES                 -0-
 BENEFICIALLY  ---------------------------------------------------------
  OWNED BY      8    SHARED VOTING POWER
    EACH                   -0-
 REPORTING     ---------------------------------------------------------
 PERSON WITH    9    SOLE DISPOSITIVE POWER
                           -0-
               ---------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           -0-
------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         500,325 shares of Common Stock assuming conversion of all shares of convertible preferred stock owned by the State
         Board of Administration of Florida.
------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [ ]


------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.42%, assuming conversion of all shares of convertible preferred stock owned by the State Board of Administration of Florida (See Item 5).
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            OO
------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    90212810            13D             Page 5 of 83 Pages


------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Corporate Advisors, L.P.

------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                               (b)  [x]

------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            Not applicable
------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2 (d) OR 2(e)                               [ ]

------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------------

  NUMBER OF     7    SOLE VOTING POWER
    SHARES                 -0-
 BENEFICIALLY  ---------------------------------------------------------
   OWNED BY     8    SHARED VOTING POWER
    EACH                   5,631,255
  REPORTING    ---------------------------------------------------------
 PERSON WITH    9    SOLE DISPOSITIVE POWER
                           -0-
               ---------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           5,631,255
------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,631,255 shares of Common Stock assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P., Corporate Offshore Partners, L.P.
         and the State Board of Administration of Florida.
------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [ ]

------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.92% assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners,
         L.P., Corporate Offshore Partners, L.P. and the State Board
         of Administration of Florida.
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    90212810            13D             Page 6 of 83 Pages



------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            LFCP Corp.

------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                               (b)  [X]

------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            Not applicable
------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2 (d) OR 2(e)                               [ ]

------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------------

  NUMBER OF     7    SOLE VOTING POWER
    SHARES                 -0-
 BENEFICIALLY  ---------------------------------------------------------
   OWNED BY     8    SHARED VOTING POWER
    EACH                   5,631,255
  REPORTING    ---------------------------------------------------------
 PERSON WITH    9    SOLE DISPOSITIVE POWER
                           -0-
               ---------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           5,631,255
------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,631,255 shares of Common Stock assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P., Corporate Offshore Partners, L.P.
         and the State Board of Administration of Florida.
------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [ ]

------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.92% assuming assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the
         State Board of Administration of Florida.
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            CO
------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to the Schedule 13D filed on April 15, 1994 is filed on behalf of Corporate Partners, L.P., Corporate Offshore Partners, L.P., State Board of Administration of Florida, Corporate Advisors, L.P. and LFCP Corp. Capitalized terms used herein and not defined herein shall have the meaning assigned to such terms in the Statement.


Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding the following paragraph after the third paragraph of such Item 3:

          Additional Shares have been issued as dividends on the Initial Shares pursuant to the Certificate of Designation in the following amounts: 5,119 Additional Shares to Corporate Partners; 361 Additional Shares to Corporate Offshore Partners; and 532 Additional Shares to the State Board. Thus, Corporate Partners currently holds a total of 45,617 Shares, Corporate Offshore Partners holds a total of 3,249 Shares, and the State Board holds a total of 4,765 Shares.


Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting the last paragraph of such Item 4 and replacing it with the following three paragraphs:

          As also noted in Item 6, on November 17, 1996, Mattel, Inc., a Delaware corporation ("Parent"), Truck Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Subsidiary"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Subsidiary is to be merged (the "Merger") into the Company on the Effective Date (as defined therein) upon the terms and subject to the conditions thereof, and in connection therewith, (i) each outstanding share of Common Stock (other than shares owned by Parent, the Company or their respective subsidiaries) will be converted into a number of shares of common stock of Parent determined pursuant to the Exchange Ratio (as defined therein) and (ii) each share of Preferred Stock will be converted into a share of Series B Preferred Stock of Parent, with economic terms as nearly equivalent as possible to, and with the same voting and other rights as correspond to, the Preferred Stock (the "Parent Series B Preferred Stock").

          Also on November 17, 1996, in connection with the Merger Agreement, the Partnerships, Corporate Advisors and the State Board (referred to herein as the "Company Series B Preferred Stockholders") and the Parent entered into a Stockholders

     Agreement (the "Stockholders Agreement") pursuant to which each Company Series B Preferred Stockholder agreed: (i) to vote all of its Preferred Stock, together with any other shares of capital stock of the Company acquired after the date thereof and prior to the termination thereof, in which it has the right to vote in favor of the approval and adoption of the Merger Agreement; (ii) not to sell, pledge, transfer or otherwise dispose of its Preferred Stock prior to the Effective Date of the Merger Agreement or the earlier termination of the Merger Agreement in accordance with its terms, except as expressly permitted by the Stockholders Agreement or as may be required by the Certificate of Designation; (iii) not to directly or indirectly encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than the Parent or an affiliate thereof, or the Company in connection with the Merger) concerning any other Acquisition Proposal (as defined in the Merger Agreement), provided that this third clause shall not be binding on the State Board to the extent that Corporate Advisors does not have the authority to act for the State Board with respect to such matters. Under the Stockholders Agreement, each Company Series B Preferred Stockholder and Parent further agree that on the Effective Date each share of Preferred Stock beneficially owned by such Company Series B Preferred Stockholder shall be converted or exchanged for one share of Parent Series B Preferred Stock. Under the Stockholders Agreement, each Company Series B Preferred Stockholder and Parent further agree that on the Effective Date Parent shall, pursuant to a writing satisfactory to the Company Series B Preferred Stockholders, assume and be bound by all obligations of the Company under the Registration Rights Agreement dated April 15, 1994 between the Purchasers and Company, and Parent and the Company Series B Stockholders agree that such agreement shall be amended to pertain to the Parent Series B Preferred Stock (and the securities which may be issued on conversion or exchange thereof) in lieu of the Preferred Stock. In addition, under the Merger Agreement the directors of the Subsidiary immediately prior to the Effective Date shall be the directors of the Surviving Corporation (as defined in the Merger Agreement) and the officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified. Currently, the Reporting Persons have two designees who are serving as directors of the Company, Jonathan Kagan and David Golub. Neither the Merger Agreement nor the Stockholders Agreement addresses whether such persons will continue to be directors.

          Other than as described above and as contemplated by the Merger Agreement, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


Item 5. Interest of Securities of Issuer

     Items 5(a) through (c) of the Statement are hereby amended by replacing the first paragraph of such Items 5(a) through (c) with the following paragraph:

          As set forth above, on April 15, 1994, (i) Corporate Partners purchased from the Company 40,498 Initial Shares, (ii) Corporate Offshore Partners purchased from the Company 2,888 Initial Shares, and (iii) the State Board purchased from the Company 4,233 Initial Shares. Also as set forth above, as a result of Additional Shares issued as dividends subsequent to April 15, 1994, at present (i) Corporate Partners beneficially owns 45,617 Shares, (ii) Corporate Offshore Partners beneficially owns 3,249 Shares, and (iii) the State Board beneficially owns 4,765 Shares. Thus, as to each Purchaser, giving effect to the conversion of all Shares owned by such Purchaser (but not to the conversion of Shares beneficially owned by any other Purchaser) and using the current conversion price of $10.00 per share of Common Stock, (i) Corporate Partners beneficially owns 4,789,785 shares of Common Stock representing 12.09% of the outstanding shares of Common Stock, (ii) Corporate Offshore Partners beneficially owns 341,145 shares of Common Stock representing 0.97% of the outstanding shares of Common Stock, (iii) the State Board beneficially owns 500,325 of Common Stock representing 1.42% of the outstanding shares of Common Stock. By virtue of Corporate Advisors' relationship with the Partnerships and the State Board and LFCP Corp.'s relationship with Corporate Advisors, Corporate Advisors and LFCP Corp. each may be deemed to beneficially own 5,631,255 shares of Common Stock representing 13.92% of the outstanding shares of Common Stock (assuming the conversion of all Shares owned by the Purchasers). Neither the Partnerships nor the State Board has any power to vote or dispose or to direct the disposition of the Shares indicated above as owned by it. Corporate Advisors as general partner of the Partnerships and as investment manager over the Shares owned by the State Board, which are held in a custody account, and LFCP Corp., as general partner of Corporate Advisors, may be deemed to have shared power to vote or to direct the vote, and to dispose or to direct the disposition, of the Shares. The percentages calculated in this
     Item 5 are based upon 34,826,668 shares of Common Stock outstanding as of November 17, 1996, as represented by the Company in the Merger Agreement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by adding the following two paragraphs after the first paragraph of such Item 6:

          As noted in Item 4, on November 17, 1996, Parent, Subsidiary, and the Company entered into a Merger Agreement (the "Merger Agreement") pursuant to which, among other things, Subsidiary is to be merged (the "Merger") into the Company on the Effective Date (as defined therein) upon the terms and subject to the conditions thereof, and in connection therewith, (i) each outstanding share of Common Stock (other than shares owned by Parent, the Company or their respective subsidiaries) will be converted into a number of shares of common stock of Parent determined pursuant to the Exchange Ratio (as defined therein) and (ii) each share of Preferred Stock will be converted into a share of Series B Preferred Stock of Parent, with economic terms as nearly equivalent as possible to, and with the same voting and other rights as correspond to, the Preferred Stock (the "Parent Series B Preferred Stock").

          Also on November 17, 1996, in connection with the Merger Agreement, the Company Series B Preferred Stockholders and the Parent entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which each Company Series B Preferred Stockholder agreed: (i) to vote all of its Preferred Stock, together with any other shares of capital stock of the Company acquired after the date thereof and prior to the termination thereof, in which it has the right to vote in favor of the approval and adoption of the Merger Agreement; (ii) not to sell, pledge, transfer or otherwise dispose of its Preferred Stock prior to the Effective Date of the Merger Agreement or the earlier termination of the Merger Agreement in accordance with its terms, except as expressly permitted by the Stockholders Agreement or as may be required by the Certificate of Designation; (iii) not to directly or indirectly encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than the Parent or an affiliate thereof, or the Company in connection with the Merger) concerning any other Acquisition Proposal (as defined in the Merger Agreement), provided that this third clause shall not be binding on the State Board to the extent that Corporate Advisors does not have the authority to act for the State Board with respect to such matters. Under the Stockholders Agreement, each Company Series B Preferred Stockholder and Parent further agree that on the Effective Date each share of Preferred Stock beneficially owned by such Company Series B Preferred Stockholder shall be converted or exchanged for one share of Parent Series B Preferred Stock. Under the Stockholders Agreement, each Company Series B Preferred Stockholder and Parent further agree that on the Effective Date Parent shall, pursuant to a writing satisfactory to the Company Series B Preferred Stockholders, assume and be bound by all obligations of the Company under the Registration Rights Agreement dated April 15, 1994 between the Purchasers and Company, and Parent and the Company Series B Preferred Stockholders agree that such agreement shall be amended to pertain to the Parent Series B Preferred Stock (and the securities which may be issued on conversion or exchange thereof) in lieu of the Preferred Stock. In addition, under the Merger Agreement, the directors of the Subsidiary immediately prior to the Effective Date shall be the directors of the Surviving Corporation (as defined in the Merger Agreement) and the officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified. Currently, the Reporting Persons have two designees who are serving as directors of the Company, Jonathan Kagan and David Golub. Neither the Merger Agreement nor the Stockholders Agreement addresses whether such persons will continue to be directors.

Item 7.  Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by adding the following Exhibits after Exhibit 6:

     Exhibit 99.7 - Agreement and Plan of Merger dated November 17, 1996 between Parent, Subsidiary, and the Company.

     Exhibit 99.8 - Stockholders Agreement dated November 17, 1996 between Parent and the Company Series B Preferred Stockholders.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 21, 1996.


                              CORPORATE PARTNERS, L.P.,

                                 by:  Corporate Advisors, L.P.,
                                      General Partner

                                      by:  LFCP Corp.,
                                           General Partner

                                           by: /s/ Jonathan Kagan
                                               ------------------
                                               Name:  Jonathan Kagan
                                               Title:  President


                              CORPORATE OFFSHORE PARTNERS, L.P.,

                                 by:  Corporate Advisors, L.P.,
                                      General Partner

                                      by:  LFCP Corp.,
                                           General Partner

                                           by: /s/ Jonathan Kagan
                                               ------------------
                                               Name:  Jonathan Kagan
                                               Title:  President


                              STATE BOARD OF ADMINISTRATION OF
                              FLORIDA,

                                 by:  Corporate Advisors, L.P.,
                                      Attorney-in-Fact

                                      by:  LFCP Corp.,
                                           General Partner

                                           by: /s/ Jonathan Kagan
                                               ------------------
                                               Name:  Jonathan Kagan
                                               Title:  President

                              CORPORATE ADVISORS, L.P.,

                                 by:  LFCP Corp.
                                      General Partner

                                      by: /s/ Jonathan Kagan
                                          ------------------
                                          Name:  Jonathan Kagan
                                          Title:  President


                              LFCP CORP.,

                                      by: /s/ Jonathan Kagan
                                          ------------------
                                          Name:  Jonathan Kagan
                                          Title:  President